SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 20, 2007

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If“Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated March 20, 2007 re: Partner Communications announces bonds rating "AA-" with a stable outlook awarded by Maalot.

PARTNER COMMUNICATIONS ANNOUNCES BONDS
RATING “AA-” WITH A STABLE OUTLOOK AWARDED
BY MAALOT

Rosh Ha’ayin, Israel, 20 March 2007 – Partner Communications Company Ltd. (NASDAQ, Tel Aviv: PTNR, London: PCCD), a leading Israeli mobile communications operator, announces that Maalot, The Israel Securities Rating Company Ltd., strategic partner of Standard & Poor’s, has awarded Partner’s bonds an “AA-” rating with a stable outlook.

According to Maalot: “Partner’s rating is primarily based on the following factors: branding of the Company as a technology and service leader; the highest ARPU; the ability to maintain in recent years a stable market share of 32%; the highest number of 3G cellular subscribers in the market; the superb management quality; and high financial positioning, reflected in the level of cash flow and in high profitability. These positive factors are partially offset by the high regulatory level in the market and by the exposure of the market to claims of damage to the environment.”

About Partner Communications

Partner Communications Company Ltd. (Partner) is a leading Israeli mobile communications operator providing GSM / GPRS / UMTS / HSDPA services and wire free applications under the orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality service and a range of features to 2.668 million subscribers in Israel. The Company launched its 3G service in 2004. Partner’s ADSs are quoted on The NASDAQ Global Select Market™ and on the Tel Aviv Stock Exchange under the symbol PTNR. The shares are also traded on the London Stock Exchange under the symbol PCCD.

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Partner is a subsidiary of Hutchison Telecommunications International Limited (Hutchison Telecom). Hutchison Telecom is a leading listed telecommunications operator (SEHK: 2332; NYSE: HTX) focusing on dynamic markets. It currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in India, Israel, Macau, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

For more information about Partner, see www.investors.partner.co.il

Contacts:

Mr. Emanuel Avner Chief Financial Officer		Dr. Dan Eldar V.P. Carrier, Investor and International Relations
Tel: Fax: E-mail:	+972-54-7814951 +972-54-7815961 emanuel.avner@orange.co.il	Tel: Fax: E-mail:	+972-54-7814151 +972-54 -7814161 dan.eldar@orange.co.il

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: March 20, 2007